Exhibit 4C

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock of Viad Corp. does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation (as amended, our “charter”), our bylaws (our “bylaws”, and together with our charter, our “organizational documents”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” and “Viad” in this section refer solely to Viad Corp. and not to our subsidiaries.

General

Under our charter, our authorized capital stock consists of (i) 200,000,000 shares of common stock, $1.50 par value per share, (ii) 5,000,000 shares of preferred stock, $0.01 par value per share, (iii) 442,532 shares of Series $4.75 Preferred Stock, stated value of $100 per share, (iv) 2,000,000 shares of Junior Participating Preferred Stock, par value $0.01 per share. and (v) 180,000 shares of 5.5% Series A Convertible Preferred Stock, par value $0.01 per share. As of December 31, 2021, there were 20,553,375 shares of Viad common stock outstanding, 141,827 shares of 5.5% Series A Convertible Preferred Stock outstanding and no shares of any other series of Viad preferred stock outstanding. All outstanding shares of Viad capital stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

Voting Rights. All shares of our common stock have identical rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock.

Dividend Rights. Our common stockholders are entitled to receive dividends and distributions declared by our board of directors, to the extent permitted by the terms of outstanding shares of preferred stock, our credit agreement and our charter. If a dividend is declared, it will be distributed pro rata to our common stockholders, unless it is a dividend in kind.

Liquidation Rights. If Viad is liquidated or dissolved, our common stockholders will be entitled to receive our assets and funds available for distribution to common stockholders in proportion to the number of shares they hold. Our common stockholders may not receive any assets or funds until our creditors have been paid in full and any preferential or participating rights of our preferred stockholders have been satisfied.

Other. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

The transfer agent and registrar for our common stock is EQ Shareowner Services.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the board of directors. Our board of directors, without further approval of the stockholders, will be authorized to fix the designation of the series and number of shares within the series, as well as the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights and terms, voting rights and terms and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.

You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the Securities and Exchange Commission in connection with any offering of preferred stock.

Series $4.75 Preferred Stock

Conversion. The shares of Series $4.75 Preferred Stock are not convertible into any other of our securities.

Voting Rights. We must obtain the approval of two-thirds of holders of the outstanding shares of Series $4.75 Preferred Stock in order to:

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amend our charter;

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materially change the terms of the Series $4.75 Preferred Stock;

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issue any class or series of stock ranking prior to the Series $4.75 Preferred Stock with respect to dividend or liquidation rights;

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sell or lease all or substantially all of our property or business

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voluntarily liquidate or dissolve; or

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merge or consolidate with or into any other corporation unless the Series $4.75 Preferred Stock will remain outstanding and retain its seniority.

We must obtain the approval of the holders of a majority of the outstanding shares of Series $4.75 Preferred Stock in order to issue stock ranking equal to the Series $4.75 Preferred Stock with respect to dividend or liquidation rights.

If we fail to pay dividends for six quarters, the holders of Series $4.75 Preferred Stock have the right to elect two directors to our board of directors who will serve until all dividend arrearages have been paid.

Dividend Rights. Each share of Series $4.75 Preferred Stock is entitled to cumulative annual dividends from the original issuance of $4.75 per share payable quarterly.

Liquidation Rights. Each share is entitled to a liquidation preference of $100 per share in the event of a voluntary liquidation and $101 per share in the event of an involuntary liquidation, plus, in each case, accrued but unpaid dividends.

Redemption and Sinking Fund. We may redeem the Series $4.75 Preferred Stock at any time, in whole or part, at a redemption price of $101 per share plus accrued but unpaid dividends. We are required to deposit into a sinking fund each year an amount sufficient to redeem 6,000 shares of Series $4.75 Preferred Stock. Alternatively, we may deposit shares of Series $4.75 Preferred Stock we acquire through repurchase or redemption in lieu of depositing the redemption amount. For this purpose, we may not deposit shares redeemed through the sinking fund. Each year we are required to use all funds in the sinking fund to redeem Series $4.75 Preferred Stock. The shares redeemed are chosen by lot.

Junior Participating Preferred Stock

Conversion. The shares of Junior Participating Preferred Stock are not convertible into any other of our securities.

Voting Rights. Holders of Junior Participating Preferred Stock are entitled to 25 votes for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding senior preferred stock.

We must obtain the approval of the holders of at least two-thirds of the outstanding shares of Junior Participating Preferred Stock in order to amend the charter in any manner that would materially alter or change the powers, preferences or special rights of the Junior Participating Preferred Stock.

Dividend Rights. Each share of Junior Participating Preferred Stock is entitled to a minimum preferential quarterly dividend payment of $0.25 per share, but is entitled to an aggregate dividend of 25 times the dividend declared per share of common stock.

Liquidation Rights. Each share is entitled to a minimum liquidation preference of $25 per share, but is entitled to an aggregate payment of 25 times the payment made per share of common stock.

Consolidation / Merger Rights. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Junior Participating Preferred Stock will be entitled to receive 25 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

No Redemption. The shares of Junior Participating Preferred Stock are not redeemable.

5.5% Series A Convertible Preferred Stock

On August 5, 2020, we entered into an investment agreement (the “Investment Agreement”) with funds managed by private equity firm Crestview Partners, relating to the issuance of 135,000 shares of newly issued Convertible Series A Preferred Stock, par value $0.01 per share, for an aggregate purchase price of $135 million or $1,000 per share.

Ranking. With respect to dividends and distributions on liquidation, winding-up and dissolution, the preferred stock ranks (i) senior to the common stock and any other class or series of the Company’s stock whose terms do not expressly provide that such class or series will rank senior to, or equally with, the preferred stock, (ii) on parity with any class or series of the Company’s stock whose terms expressly provide that such class or series will rank equally with the preferred stock and (iii) junior to any class or series of the Company’s stock whose terms expressly provide that such class or series will rank senior to the preferred stock.

Liquidation Rights. Upon a liquidation, dissolution or winding up of the Company, each share of preferred stock will be entitled to receive an amount per share equal to the greater of (i) the liquidation preference and (ii) the amount that the holder of preferred stock would have been entitled to receive at such time if the preferred stock were converted into common stock (without giving effect to any Ownership Limitation (as defined below)) (the “Value of Converted Shares”).

Dividend Rights. The preferred stock will accrue a return on the liquidation preference at the rate of 5.5% per annum, which will be accreted into the liquidation preference on a quarterly basis or, at the option of the Company, payable in cash. The holders are also entitled to participate in dividends declared or paid on the common stock on an as-converted basis.

Conversion Rights. The shares of 5.5% Series A Convertible Preferred Stock are convertible into shares of common stock (i) at the option of each holder or (ii) at the Company’s election pursuant to its mandatory conversion right.

Conversion at the Option of the Holders. After the occurrence of August 21, 2020 (the “Antitrust Clearance Date”), each holder has the right, at its option, to convert its preferred stock, in whole or in part, into shares of common stock at an initial conversion price equal to $21.25 per share. The conversion price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The conversion price is also subject to adjustment for certain dilutive issuances of common stock at a price below the then-current market price and repurchases of common stock at a price above the then-current market price.

Mandatory Conversion at the Company’s Election. Subject to certain conditions, the Company may, at its option after August 5, 2023, cause the conversion of all of the outstanding shares of preferred stock to common stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Company notifies the holders of the Company’s election to mandatorily convert, the daily VWAP of the common stock is at least 200% of the conversion price. The Company will not exercise its right to mandatorily convert all outstanding shares of preferred stock unless certain liquidity conditions with regard to the shares of common stock to be issued upon such conversion are satisfied.

Limitations on Conversion Rights. Pursuant to the terms of the certificate of designations and the Investment Agreement, as applicable, unless and until approval of the Company’s stockholders is obtained as contemplated by NYSE listing rules, (i) Crestview may not convert shares of preferred stock through either an optional or a mandatory conversion into shares of common stock to the extent that such conversion would result in Crestview, in the aggregate, beneficially owning (without counting any common stock transferred to a non-affiliated holder) in excess of 29.9% of then-outstanding common stock (treating shares of common stock issuable upon conversion of all of the preferred stock as outstanding for this purpose) (such limitation, the “Ownership Limitation”), (ii) Crestview may not exercise its preemptive rights to the extent stockholder approval is required as a result of Crestview’s status as affiliates of the Company or pursuant to the applicable rules and regulations of the NYSE, and (iii) the conversion price of the preferred stock cannot be adjusted below $15.23 in connection with certain dilutive issuances of common stock at a price below the then-current market price and repurchases of common stock at a price above the then-current market price.

Redemption Rights. If the Company undergoes certain change of control transactions, each holder has the right to cause the Company to redeem any or all of the preferred stock for cash consideration equal to the greater of (x) (i) 101% of the liquidation preference thereof at any time on or prior to August 5, 2023 and (ii) 100% of the liquidation preference thereof at any time after August 5, 2023 and (y) the Value of Converted Shares immediately prior to such change of control transaction.

Voting Rights. Following the Antitrust Clearance Date, the holders generally are entitled to vote with the holders of the shares of common stock on all matters submitted for a vote of holders of shares of common stock (voting together with the holders of shares of common stock as one class) on an as-converted basis, subject to the Ownership Limitation. Additionally, certain matters will require the approval of the majority of the outstanding preferred stock, voting as a separate class, including (i) the issuance of any additional preferred stock (other than pursuant to the terms of the Investment Agreement), Series $4.75 Preferred Stock (as defined in the Company’s charter), any class or series of senior or parity equity-linked securities or any rights, options or warrants to purchase or otherwise acquire any shares of senior or parity equity-linked securities, (ii) amendments, modifications, repeal or waiver of any provision of the Company’s charter or of the certificate of designations that would adversely affect the rights, preferences, privileges or powers of the preferred stock and (iii) subject to certain customary exceptions, the declaration or payment of any dividends or distributions on, or redemption or repurchase of, any junior securities. Following the Antitrust Clearance Date, the holders of preferred stock are entitled to the exclusive right to vote, as a separate class, to elect the directors designated by Crestview pursuant to the terms of the stockholders agreement dated August 5, 2020 (the “Stockholders Agreement”).

Registration Rights. The Company and each of the Crestview Partners (together with certain subsidiaries party to the Registration Rights Agreement, “Crestview”) entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Company granted Crestview certain registration rights with respect to its Registrable Securities. “Registrable Securities” means (a) any shares of common stock now owned or hereafter acquired (in compliance with the terms of the Investment Agreement and the Stockholders Agreement), including any Conversion Shares, (b) any other shares of common stock issued in respect of preemptive rights of Crestview and (c) any common stock or other securities actually issued in respect of the securities described in clauses (a) or (b) above or this clause (c) upon any stock split, stock dividend, recapitalization, reclassification, merger, consolidation or similar event.

Under the Registration Rights Agreement, the Company is required to use its reasonable best efforts to file, at least 90 days prior to February 5, 2022, a registration statement for a shelf registration on Form S-3, or, if the Company is ineligible to use a Form S-3, another appropriate form, covering the resale of the Registrable Securities on a delayed or continuous basis (the “Resale Shelf Registration Statement”). If the Resale Shelf Registration Statement ceases to be effective under the Securities Act of 1933, as amended, while Registrable Securities are still outstanding, the Company must use its reasonable best efforts to cause the Resale Shelf Registration Statement to be effective again or file an additional shelf registration statement.

Demand Registration Rights. After the Resale Shelf Registration Statement becomes effective, Crestview is entitled to five demand registrations to sell its Registrable Securities pursuant to an underwritten offering, with no more than two in any 12-month period, as long as the anticipated gross proceeds of such underwritten offering are not less than $25,000,000 or include all remaining Registrable Securities.

Piggyback Registration Rights. If at any time the Company determines to file a registration statement with respect to an offering or to make an underwritten public offering pursuant to a previously filed registration statement of its common stock, whether or not for its own account, Crestview will have piggyback registration rights pursuant to which Crestview may require the inclusion of some or all of its Registrable Securities in such registration. In any such registration that is an underwritten offering, to the extent requested by the underwriters, the Company may reduce the number of Crestview’s Registrable Securities to be included in any such registration.

Expenses of Registration, Restrictions and Indemnification. The Company will pay all of the reasonable and documented fees and expenses incurred in connection with the registration rights described above. The Company will not be obligated to pay underwriting discounts, selling commissions or stock transfer taxes applicable to the securities registered by Crestview.

The Registration Rights Agreement provides for customary registration rights indemnification by each of the Company and Crestview.

Lock-Up Agreement. From August 5, 2020 through February 5, 2022, Crestview may not transfer any of the preferred shares purchased pursuant to the Investment Agreement (“Purchased Shares”) or common stock issued upon conversion of the Purchased Shares (the “Conversion Shares”) to any person without the prior written consent of the Company, except Crestview may transfer Purchased Shares and Conversion Shares (i) to (a) any affiliate of Crestview, (b) any successor entity of such Crestview or (c) any investment fund, vehicle or similar entity of which Crestview, or any affiliate, advisor or manager of Crestview serves as a general partner, manager or advisor or any successor entity to the person described in this subclause (c), (ii) pursuant to an amalgamation, merger, tender or exchange offer, business combination, acquisition of assets or similar transaction involving the Company or any of its affiliates or any transaction resulting in a change of control of the Company or (iii) following commencement by the Company or any of its significant subsidiaries of bankruptcy, insolvency or similar proceedings. The restrictions on transfer in the Investment Agreement do not prohibit liens on Purchased Shares or Conversion Shares, or any exercise of remedies with respect thereto. Subject to certain exceptions, Crestview also agreed that it would not knowingly transfer Purchased Shares or Conversion Shares to (I) certain competitors of the Company or (II) any person who would, upon consummation of such transfer, beneficially own 5% or more of common stock on an as-converted basis.

Preemptive Rights. If the Company intends to issue new equity securities for cash to any person, then Crestview, as long as it holds, in the aggregate, record and beneficial ownership of, on an as-converted basis, at least 50% of the preferred shares acquired on August 5, 2020 (the “Initial Share Ownership”), has the right to participate in such equity offering on a pro rata basis, subject to customary exceptions.

Voting Agreement. Under the Stockholders Agreement, after the Antitrust Clearance Date and until the Sunset Date (defined below), Crestview has agreed to vote any shares of then held by them (i) in favor of each director nominated or recommended by the board of directors for election at any such meeting, and against the removal of any director who has been elected following nomination or recommendation by the board of directors, (ii) against any stockholder nomination for director that is not approved and recommended by the board of directors for election at any such meeting and (iii) in favor of stockholder approval, as contemplated by NYSE listing rules, as may be reasonably required for all equity interests beneficially owned by Crestview, its affiliates and permitted transferees, including shares of preferred stock, shares of common stock issued upon conversion of such preferred stock, and other shares of common stock owned, directly or indirectly, of record or beneficially by Crestview, its affiliates and permitted transferees. Crestview also agreed to vote any shares then held, regardless of class of shares, in excess of 34.9% of the then-outstanding common stock (treating shares of common stock issuable upon conversion of all of the preferred stock as outstanding for this purpose) in the same proportion as the non-Crestview stockholders of the Company.

Standstill Agreements. Subject to certain customary exceptions, Crestview is prohibited from, among other things, (i) acquiring equity securities of the Company in excess of 2,500,000 shares of common stock in the aggregate, (ii) effecting an acquisition, by tender or exchange offer, merger, amalgamation or a similar business combination, of the Company and (iii) soliciting proxies or seeking a director/management change in the Company until the later of (x) three years after the date of the Stockholders Agreement and (y) such time as Crestview holds, in the aggregate, record and beneficial ownership of, on an as-converted basis, less than 33% of the Initial Share Ownership (the “Sunset Date”). In addition, Crestview is prohibited from engaging in any short sale or any purchase, sale or grant of any security that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Company’s securities.

Provisions of the Charter and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the charter and the bylaws, as well as Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of Viad. In addition, provisions of the charter, the bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Special Meetings of Stockholders. A special meeting of stockholders may only be called by the chairman of the board or by a majority of the board of directors. No stockholder or other person may call any such special meeting.

No Written Consent of Stockholders. Any action taken by our stockholders must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.

Blank Check Preferred Stock. The charter contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Such provisions could have the effect of discouraging others from making tender offers or takeover attempts.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to us in advance of such meeting.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation’s board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation.

Elimination of Liability in Certain Circumstances

Our charter eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our charter does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision) of the DGCL.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The charter and bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.